

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070

   Re: **Noble Energy, Inc.**
         Form 10-K for the Fiscal Year ended December 31, 2013
         Filed February 6, 2014
         File No. 001-07964

Dear Mr. Fisher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Brad Skinner

                                     Brad Skinner
                                     Senior Assistant Chief Accountant